SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25
SEC FILE NUMBER 0-52324
CUSIP NUMBER _68162Q_

 NOTIFICATION OF LATE FILING

(Check one)

[ ] Form 10-K	[ ] Form 10-KSB	[ ] Form 11-K	[X ] Form 20-F
[ ] Form 10-Q	[ ] Form 10-QSB	[ ] Form N-SAR	[ ] Form N-CSR

For the period ended: December 31, 2006
[ ]  Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

|For the Transition Period Ended: _______________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I -- Registrant Information

Full Name of Registrant:         OLYMPUS PACIFIC MINERALS INC.
Former Name if Applicable:

Address of Principal Executive Office:

500-10 King Street East                                          (Street and Number)

Toronto, Ontario M5C 1C3 Canada                    (City, State and Zip Code)

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q, Form 10-QSB, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

On November 16, 2006 Olympus Pacific Minerals Inc. (the “Registrant”) filed a Registration Statement on Form 20-F (“Registration Statement”) with the Securities and Exchange Commission (“SEC”).  The Registration Statement became effective 60 days later, requiring Registrant, beginning on January 15, 2007, to file periodic reports with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In December 2006 and May 2007 the SEC issued to Registrant comments on the Registration Statement. Registrant is currently devoting its resources towards preparing Amendment No. 2 to the Registration Statement in response to the SEC’s comments.  Accordingly, it has been unable to devote the resources necessary to prepare its Annual Report on Form 20-F for the year ended December 31, 2006.

Part IV -- Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Pamela Campagnoni	[416 572 2525 ext 229]
(Name)	(Area Code) (Tel. No.)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

Explanation:  Refer to our April 3, 2007 filing that included the  December 31, 2006 audited financial statements and Management Discussion and Analysis filed in form 6-K on the SEC website which will describe the changes.

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

OLYMPUS PACIFIC MINERALS INC. (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2007	By:	/s/ Pam Campagnoni
VP Finance